Mail Stop 4561

July 24, 2007

Jason Ma
Chief Executive Officer
Titanium Group Limited
4/F, BOCG Insurance Tower
134-136 Des Voeux Road
Central, Hong Kong

> **Re:** **Titanium Group Limited**
> **Amendment 1 to Form S-1**
> **Filed June 20, 2007**
> **File No. 333-142578**

Dear Mr. Ma:

We have reviewed your responses and amended filing and have the following comments.

General

1. We reissue prior comment 2 of our letter dated June 4, 2007. We note your response that you consider it "impossible" to compare the potential effect of the differences under the laws of each jurisdiction because to do so would require a case with virtually identical facts decided in each jurisdiction. We disagree with your assertion. The related risk factor discussion on page 8 describes the differences in vague terms, such as by stating that the fiduciary responsibilities of directors is "not as clearly established as … in some jurisdictions in the United States." Other vague references include the statement that the circumstances in which shareholder derivative actions may be brought and the procedures and defenses available are "more limited" and that shareholder may have "fewer alternatives available to them." Please revise these statements and expand the related disclosure on page 47 to provide more specific information regarding the limitations of or differences in British Virgin Islands corporate law as it relates to shareholder rights.

2. We have reviewed your response to prior comment 3 of our letter dated June 4, 2007. We are unable to concur with your assertion, that the proposed transaction does not represent a distribution on behalf of the issuer. Given the significant percentage of shares being registered relative to the number of shares owned by non-affiliates as well as the direct benefits of the offering to the issuer that result from conversion of its debt securities by a limited number of professional investors and distribution of the underlying equity securities to the public, it appears that the offering is in fact an indirect primary

offering. A such, we are of the view that Rule 415(a)(1)(i) under the Securities Act is not available for the primary offering that you propose.

If you intend to register the offering in its current form as a primary offering, it does not appear that you may conduct a continuous, delayed or at the market offering in reliance on Rule 415(a)(1)(x) or 415(a)(4), as you are not qualified to register securities on Form S-3. Therefore, you must file a registration statement for the resale offering at the time of each conversion. Note further that you must identify the selling shareholders as underwriters in the registration statement and include the price at which the underwriters will sell the securities.

If you wish to avail yourself of Rule 415(a)(1)(i) for the offering, substantially reduce the number of shares you are registering.

Risk Factors

As a British Virgin Islands corporation, shareholders may have difficulty, page 8

3. Your use of the term "certain" to modify "civil liability provisions of United States federal securities laws" is vague. Either substitute "the" for "certain" or else describe the particular U.S. civil liability provisions that you believe raise enforcement difficulties for investors.

4. Please refer to prior comment 11 of our letter dated June 4, 2007. We note your disclosure that you "believe [you] will have the financial ability to pay the convertible debentures at maturity" and your response, which indicates that this belief is based on "internal budgeting and forecasting," which are not explained. Referring to internal budgets and forecasts as the basis for the belief, without more, does not adequately inform shareholders about the conditions that will need to be satisfied to enable to company to pay the debt or allow the investors to assess the likelihood of loan repayment. Please expand the disclosure on page 53 to provide meaningful disclosure concerning the assumptions underlying your assertion that the company will be able to pay the loan at maturity.

Please direct questions or concerns you may have to Maryse Mills-Apenteng at (202) 551-3457 or, in her absence, the undersigned at (202)-551-3462. If you still require further assistance, please contact Barbara C. Jacobs, Assistant Director, at 202-551-3735.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

Jason Ma
Titanium Group Limited
July 24, 2007
Page 3

cc: <u>Via facsimile: 303-777-3823</u>
        Fay M. Matsukage, Esq.
        Dill Dill Carr Stonbraker & Hutchings, P.C.